UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Louisiana Bancorp, Inc.
(Name of Issuer)

Comon Stock, Par Value $.01
(Title of Class of Securities)

54619P104
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☒ Rule 13d-l(c)

☐ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 54619P104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
	MFP Investors LLC - 22-3608480
	667 Madison Avenue, 25th Floor New York, NY 10065 Michael F. Price
	667 Madison Avenue, 25th Floor New York, NY 10065 Michael F. Price is the controlling person of MFP Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	❒	(a)
	☒	(b)
3.	SEC Use Only
4.	Citizenship or Place of Organization		Delaware
Number of Shares Bene-ficially by Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power	567,100
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power	567,100
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		567,100
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11.	Percent of Class Represented by Amount in Row (9)		8.94%
12.	Type of Reporting Person (See Instructions)
	OO

Page 2 of 6 Pages

CUSIP No. 54619P104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
	MFP Partners, L.P. -22-3608482 c/o MFP Investors LLC
	667 Madison Avenue, 25th Floor New York, NY 10065

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	❒	(a)
	☒	(b)
3.	SEC Use Only
4.	Citizenship or Place of Organization		Delaware
Number of Shares Bene-ficially by Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power	442,000
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power	442,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person		442,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11.	Percent of Class Represented by Amount in Row (9)		6.97%
12.	Type of Reporting Person (See Instructions)
	PN

Page 3 of 6 Pages

CUSIP No. 54619P104

Item 1.

(a) Name of Issuer

            Louisiana Bancorp, Inc.

(b) Address of Issuer's Principal Executive Offices

             1600 Veterans Memorial Boulevard
             Metairie, Lousiana 70005

Item 2.

(a) Name of Person Filing

              MFP Investors LLC
              MFP Partners, L.P.

(b) Address of Principal Business Office or, if none, Residence

              667 Madison Avenue, 25th Floor
              New York, NY 10065

(c) Citizenship

            Delaware

(d) Title of Class of Securities

             Common Stock, par value $.01 per share

(e) CUSIP Number

            54619P104

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

As the investment advisor to several clients, MFP Investors LLC is deemed to own 567,100 shares (8.94%) of the common stock of the issuer. MFP Partners, L.P. (a client of MFP Investors LLC) has the shared power to vote 442,000 shares (6.97%) of the common stock of the issuer.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

MFP Investors LLC manages investments for several clients, including MFP Partners, L.P. which owns more than 5% of the common stock of the issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Page 4 of 6 Pages

CUSIP No. 54619P104

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008
Date

MFP Investors LLC
/s/ Michael F. Price
Signature
Name: Michael F. Price
Title: Managing Member

MICHAEL F. PRICE
/s/ Michael F. Price
Signature
Name: Michael F. Price

MFP Partners, L.P.
/s/ Michael F. Price
Signature
Name: Michael F. Price
Title: Authorized Signatory of the Investment Adviser

Page 5 of 6 Pages

CUSIP No. 54619P104

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the stock of Louisiana Bancorp, Inc., and that this Joint Filing Agreement may be included as an exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 13th day of February, 2008.

MFP Investors LLC
/s/ Michael F. Price
Signature
Name: Michael F. Price
Title: Managing Member

MICHAEL F. PRICE
/s/ Michael F. Price
Signature
Name: Michael F. Price

MFP Partners, L.P.
/s/ Michael F. Price
Signature
Name: Michael F. Price
Title: Authorized Signatory of the Investment Adviser

Page 6 of 6 Pages